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                           June 6, 2024

       Robert Connelly
       President & Chief Executive Officer
       Elicio Therapeutics, Inc.
       451 D Street
       5th Floor
       Boston, MA 02210

                                                        Re: Elicio
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2024
                                                            File No. 333-279925

       Dear Robert Connelly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Daniel A. Bagliebter,
Esq.